TRANSGLOBE ENERGY CORPORATION

CONSISTENT GROWTH

SECOND INTERIM REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2006

SECOND INTERIM REPORT

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006

          TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and six month periods ended June 30, 2006. All dollar values are expressed in United States dollars unless otherwise stated. Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of crude oil.

HIGHLIGHTS

  $7.2 million net income in Q2-2006 ($0.12 per share).
  $12.4 million cash flow from operations in Q2-2006 ($0.20 per share).
  2006 capital program increased to $54 million from $45 million.
  Godah early production and development project approved, Block 32.
  Eight wells drilled in Canada in Q2-2006, 5 oil, 3 gas.

Corporate Summary

          The Company’s total production during the second quarter of 2006 averaged 4,915 Boepd, a 6% increase from the second quarter of 2005 (4,658 Boepd) and a 2% decrease from Q1-2006. The Canadian production increased with the pipeline tie-in of four new wells. Block S-1 production increased over the same period in 2005 due to the additional producing wells in the An Nagyah field and the pipeline connection to the export system. In Block 32 the Tasour field production was lower because of natural declines and because production was restricted due to limited water handling capacity. A facility expansion is underway at the Tasour Central Production Facility (“CPF”) to increase water handling capacity and to prepare for production from the Godah discovery.

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FINANCIAL AND OPERATING UPDATE

($000’s, except per share, price and volume amounts)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2006	2005	Change	2006	2005	Change
Oil and gas revenue	31,238	17,911	74%	53,969	36,774	47%
Oil and gas revenue, net of royalties	18,600	11,778	58%	33,908	25,322	34%
Operating expense	2,793	2,371	18%	4,627	4,822	(4)%
General and administrative expense	951	525	81%	1,707	1,258	36%
Stock-based compensation	314	99	217%	588	450	31%
Depletion, depreciation and accretion expense	4,838	3,768	28%	8,668	7,702	13%
Income taxes	2,432	1,544	58%	4,050	3,125	30%
Cash flow from operations**	12,356	7,263	70%	23,653	16,331	45%
Basic per share	0.21	0.13		0.40	0.28
Diluted per share	0.20	0.12		0.39	0.27
Net income	7,246	3,474	109%	14,103	7,980	77%
Basic per share	0.12	0.06		0.24	0.14
Diluted per share	0.12	0.06		0.23	0.13
Capital expenditures	11,698	8,605	36%	22,184	12,245	81%
Working capital	10,629	7,784	37%	10,629	7,784	37%
Common shares outstanding
Basic (weighted average)	58,671	57,741	2%	58,599	57,497	2%
Diluted (weighted average)	60,564	60,084	1%	60,613	60,076	1%

Production and Sales Volumes
Total production (Boepd) (6:1)*	4,915	4,658	6%	4,970	4,772	4%
Total sales (Boepd) (6:1)*	5,522	4,375	26%	5,021	4,678	7%
Oil and liquids (Bopd)	4,787	3,835	25%	4,299	4,096	5%
Average price ($ per barrel)	66.30	46.05	44%	63.04	44.46	42%
Gas (Mcfpd)	4,408	3,243	36%	4,335	3,494	24%
Average price ($ per Mcf)	5.83	6.22	(6)%	6.22	5.99	4%
Operating expense ($ per Boe)	5.56	5.96	(7)%	5.09	5.69	(11)%

*	The differences in production and sales volumes result from inventory changes at Block S-1, Yemen
**	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital

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OPERATIONS UPDATE

Block S-1, Republic of Yemen (25% working interest)

          Operations and Exploration
          During the second quarter of 2006, two horizontal appraisal wells (An Nagyah #21 and #22) were drilled targeting an eastern extension of the lower Lam B pool. An Nagyah #21 was drilled to a depth of 2,101 meters and suspended April 16th as a potential lower Lam B oil producer. The well appears to have intersected an oil bearing section in the start of the horizontal section followed by a separate water bearing Lam B compartment at the end of the horizontal section. The well has been suspended pending additional technical evaluation. The An Nagyah #22 lower Lam B appraisal well was drilled to a total depth of 2,171 meters and has been completed as a Lam B water injection well, having encountered both oil and water bearing sands in the horizontal section. The An Nagyah #21 and #22 wells were both located outside the Lam B field boundary as mapped by TransGlobe. The inconclusive test results had no effect on TransGlobe’s Lam B reserves.

          Following several weeks of scheduled rig maintenance, the drilling rig was moved to Wadi Bayhan on the western side of the block to drill the first Block S-1 exploration well of the year. Drilling commenced on July 11th at Wadi Bayhan, which is an Alif, Lam and fractured Basement prospect. It is expected to take 40 to 60 days, depending on the number of tests conducted. Following Wadi Bayhan, the rig is scheduled to drill an exploration well south of Wadi Bayhan on an Alif/Lam prospect called Osaylan West.

          In addition, the partners approved a large 610 square kilometer 3-D seismic acquisition program on the south/east part of the Block. The 3-D seismic program commenced in mid July and has a planned completion date of July 2007. It is anticipated that the new 3-D seismic program will provide a number of additional exploration prospects for drilling in late 2007 and 2008.

          Production
          Production from Block S-1 averaged 10,636 Bopd (2,659 Bopd to TransGlobe) during the second quarter of 2006. Production was partially curtailed during April/May due to facility modifications and upgrades in the field. Production from the field is expected to remain at the current 11,000 to 12,000 Bopd level for the balance of 2006 due to gas handling facility constraints. The CPF expansion project to handle additional oil production and associated natural gas is expected to be completed by early 2007.

          A feasibility study is in progress to determine the costs and economics of installing production facilities to recover the condensate from the An Naeem discovery. A decision on the project is anticipated in September 2006.

          Quarterly 2006 An Nagyah Production (Bopd)

	Q-1	Q-2
Gross field production rate	11,000	10,636
TransGlobe working interest	2,750	2,659
TransGlobe net (after royalties)	1,631	1,467
TransGlobe net (after royalties and tax)*	1,423	1,266

* Under the terms of the Block S-1 PSA royalties and taxes are paid out of the government’s share of production sharing oil

Block 32, Republic of Yemen (13.81087% working interest)

          Operations and Exploration
          Two wells were drilled during the second quarter, resulting in oil wells at Godah #2 and Tasour #21. The Godah #2 appraisal well was drilled to evaluate the extent of the oil accumulation found at the Godah #1 exploration well. Godah #2, located approximately 1,100 meters to the northeast of Godah #1, encountered the Qishn S-1A sands 20 meters structurally lower than at Godah #1. Godah #2 was production tested from a 4.0 meter interval at a stabilized rate of 1,160 barrels of oil per day and 117 thousand cubic feet per day of gas

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(maximum test pump capacity). The well was subsequently equipped with a larger electrical submersible pump (“ESP”) and suspended as a potential oil producer. The well logs and the production test have demonstrated an oil column of at least 23 meters.

          The Tasour #21 delineation well was drilled to a total depth of 1,996 meters and completed as a producing Qishn oil well. The well encountered oil bearing upper Qishn S-1A sands in a separate fault segment located south of the Tasour Field. The well was completed and placed on production as a Qishn S-1A oil producer with an initial production rate of 785 Bpd of oil and 2,355 Bpd of water. Production was subsequently increased to 1,200 Bopd with the installation of a larger ESP.

          In late June, the drilling commenced on an appraisal/exploration well at Tasour #22. Tasour #22 will appraise a Qishn target offsetting the Tasour #21 oil producer. In addition the well will evaluate a deeper exploration prospect in the Sarr formation. Following Tasour #22, the drilling rig will move to an appraisal well at Godah #3 to further delineate the Godah oil discovery.

          A second (larger) drilling rig is scheduled to drill an exploration well at Tasour #23 commencing in August. Tasour #23 is targeting a fractured basement prospect south of the Tasour field.

          Production
          The Tasour field averaged 8,522 Bopd (1,177 Bopd to TransGlobe) during the second quarter of 2006. Approximately 750+Bopd was shut in during the quarter due to fluid handling and water injection capacity constraints. The CPF fluid handling capacity was increased in April/May and water injection capacity is scheduled to increase through the balance of 2006 as additional injection pumps are installed. It is expected that production from the Tasour field will average approximately 8,000 Bopd for the balance of 2006.

          In early June, the partnership approved the development of the recently discovered Godah field. The operator plans to install a temporary early production system and to commence production during the fourth quarter of 2006 at initial rates of 2,000 to 4,000 Bopd (275 to 550 Bopd to TransGlobe). In addition the partnership has approved the construction of the permanent facilities required to develop the Godah field. The development consists of a 14 mile (23 km) 10 inch pipeline to the Tasour CPF and expansion of the Tasour CPF to process the Godah oil. The pipeline and expanded Tasour facilities could be operational by mid 2007.

          Quarterly 2006 Tasour Production (Bopd)

	Q-1	Q-2
Gross field production rate	9,427	8,522
TransGlobe working interest	1,302	1,177
TransGlobe net (after royalties)	982	675
TransGlobe net (after royalties and tax)*	874	508

* Under the terms of the Block 32 PSA royalties and taxes are paid out of the government’s share of production sharing oil

Block 72, Republic of Yemen (33% working interest)

          The 255 km of new 2-D seismic data acquired at the end of 2005 has been processed, along with 500 km of existing 2-D seismic data. Interpretation and mapping is expected to be completed during August 2006. A two well exploration program is scheduled to commence drilling in the fourth quarter of 2006.

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)

          The 800 km of 2-D seismic data acquired during the first quarter of 2006 has been processed and interpreted. Mapping is nearing completion, and it is expected that final well locations will be selected and approved by the partnership by early August. TransGlobe has prepared for a two well exploration drilling program, subject to rig availability. Production casing, wellheads and

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other long lead items have been ordered with deliveries scheduled for early in the fourth quarter. Although not finalized contractually, the Company is optimistic that a suitable drilling rig has been located which could be available to commence drilling in the first Quarter of 2007.

          The Company has exceeded the Period One work commitments of $2.0 million and elected to proceed with the first three year extension to the exploration period, effective July 18, 2006. The first three year extension requires a mandatory relinquishment of 25% of the Block and completion of a two well drilling program, with a minimum expenditure of $4.0 million over a period of three years. Upon expiry of the first three year extension (July 17, 2009), there is an option to proceed with a second three year extension and work program. The second exploration extension requires a mandatory relinquishment of 25% of the original Block and completion of a two well drilling program, with a minimum expenditure of $5.0 million over a final three year term. Exploitation of discovered commercial fields will continue under a Development Lease for a further 20 years.

          The Company has received approval of the first exploration extension and the proposed area for relinquishment. The area relinquished was considered non-prospective by the Company. The total area of the Nuqra Block 1 concession is approximately 5.5 million acres following the relinquishment. In addition, TransGlobe has fulfilled the original $6 million farm-in commitment (100%) and will pay 60% of future program expenditures until first production.

Canada

          Operations and Exploration
          During the second quarter, the Company drilled and cased an additional 8 (6.6 net) wells resulting in 5 oil wells and 3 gas wells. In total, the Company has participated in 16 (11.7 net) wells during 2006, resulting in 5 oil wells, 10 gas wells and 1 dry hole.

          To date, 5 gas wells have been completed, tested and are waiting for pipeline connections. Completion and testing work is underway on 6 wells (3 gas and 3 oil). The remaining 4 wells (2 oil and 2 gas) are expected to finish completion and testing work by the end of the third quarter. It is estimated that the 2006 wells drilled to date represent approximately 450 to 550 Boepd of additional production to the Company.

          The Company has received approval to drill four coal bed methane (“CBM”) wells per section in the Nevis area targeting the Horseshoe Canyon coals. The Company is currently acquiring landowner approvals for an 11 well CBM program at Nevis, which has a targeted commencement date of late August. An additional 3 to 5 wells may be drilled prior to year end to appraise recent oil discoveries in the Nevis area.

          Production
          Production averaged 1,079 Boepd during the second quarter of 2006. Production during the quarter was partially curtailed in the Nevis and Twining areas by restrictions on the TransCanada pipeline system associated with system maintenance. At Nevis, a new compressor was purchased and is scheduled for installation and startup in the third quarter. The compressor is expected to provide an additional 300 Boepd to the Company from wells currently connected plus additional capacity for the planned CBM program. Work is also proceeding to connect an additional 600 to 800 Boepd of new production drilled in 2006 and late 2005.

          Quarterly 2006 Canadian Production (Boepd)

	Q-1	Q-2
TransGlobe working interest	975	1,079
TransGlobe net (after royalties)	798	910

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MANAGEMENT’S DISCUSSION AND ANALYSIS

          July 31, 2006
          Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three and six months ended June 30, 2006 and 2005, the audited financial statements and MD&A for the year ended December 31, 2005 included in the Company’s annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where indicated as being another currency). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com.

          Forward Looking Statements
          This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this interim report, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

          Non-GAAP Measures
          This document contains the term “cash flow from operations”, which should not be considered an alternative to, or more meaningful than “cash flow from operation activities” as determined in accordance with Generally Accepted Accounting Principles (GAAP). Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures used by other companies.

          Net operating income is a non-GAAP measure that represents revenue net of royalties and operating expenses. Management believes that net operating income is a useful supplemental measure to analyse operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Net operating income may not be comparable to similar measures used by other companies.

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          Use of Boe Equivalents
          The calculations of barrels of oil equivalent (“Boe”) are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

OUTLOOK

          TransGlobe has projected a 2006 capital budget of $54 million, which increased from the original budget of $45.3 million due to an increase in the seismic and facility work planned for Block S-1 and the Godah development on Block 32.
          • In the first six months of 2006, the Company spent $22.2 million of the capital budget.

          TransGlobe has projected production volumes for 2006 to average from 5,300 to 5,600 Boepd.
          • Production volumes were 4,970 Boepd in the first six months of 2006.

          Production increases in the third and fourth quarters are anticipated from the startup of the Godah field on Block 32 and from Canada when pipeline connections for new wells and a compressor installation at Nevis are completed. The anticipated production increases are expected to bring the 2006 average production up to the target levels and result in an exit production rate near 6,000 Boepd.

          TransGlobe has projected cash flow from operations for 2006 to be between $43 and $45 million based on an average dated Brent oil price of $55.00/Bbl and an average AECO gas price of C$7.50/Mcf. As of July 31, 2006 the Company expects to exceed this target due to high oil prices experienced in the first seven months of 2006. The gas prices realized during the first seven months of 2006 are lower than TransGlobe’s budgeted number of C$7.50; however natural gas production represents only 15% of the Company’s total production and therefore has a small effect on cash flow.
          • Cash flow from operations in the first six months of 2006 was $23.7 million.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2006			2005
($000’s, except per share, price and volume amounts)	Q-2	Q-1	Q-4	Q-3	Q-2
Average production volumes (Boepd)*	4,915	5,026	5,132	5,285	4,658
Average sales volumes (Boepd)*	5,522	4,515	4,935	5,533	4,375
Average price ($/Boe)	62.17	55.93	54.58	56.57	44.99

Oil and gas sales	31,238	22,730	24,781	28,796	17,911

Oil and gas sales, net of royalties	18,600	15,308	14,442	19,147	11,778

Cash flow from operations**	12,356	11,297	8,603	13,142	7,263
Cash flow from operations per share
- Basic	0.21	0.19	0.15	0.23	0.13
- Diluted	0.20	0.19	0.14	0.22	0.12

Net income	7,246	6,857	4,331	7,539	3,474
Net income per share
- Basic	0.12	0.12	0.07	0.13	0.06
- Diluted	0.12	0.11	0.07	0.13	0.06

Total assets	105,816	92,596	86,286	77,576	66,168

*	The differences in production and sales volumes result from inventory changes at Block S-1, Yemen
**	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital

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  As budgeted and consistent with prior years, royalties at Block 32, Yemen increased to 43% in Q2-2006 compared to 25% in Q1-2006 resulting in a reduced cash flow from operations for Block 32 in the second quarter. The Block 32 Production Sharing Agreement (“PSA”) allows for the recovery of capital costs over a two year period with 50% recovered in the quarter expended and the remaining 50% recovered in the first quarter of the following calendar year through reduced royalties and taxes paid to the government.

          Cash flow from operations and net income increased 9% to $12,356,000 and 6% to $7,246,000 respectively, in Q2-2006 compared to Q1-2006 mainly as a result of:

  an 11% increase in average commodity prices;
  a 22% increase in sales volumes due to all the inventory at Block S-1 being sold;
  offset in part by average royalty rates increasing from 33% to 40% and average current tax rates increasing due to Block 32’s recovery of 2005 capital costs in Q1-2006.

RESULTS OF OPERATIONS

          Cash flow from operations increased by 70% in Q2-2006 compared to Q2-2005 mainly as a result of a 26% increase in sales volumes and a 38% increase in commodity prices.

	$000’s	$Per Share Diluted	% Variance
Q2-2005 Cash flow from operations**	7,263	0.12
Volume variance	5,424	0.09	75
Price variance	7,903	0.13	109
Royalties	(6,505)	(0.11)	(90)
Expenses:
Operating	(422)	(0.01)	(6)
Cash general and administrative	(460)	(0.01)	(6)
Current income taxes	(839)	(0.01)	(12)
Realized foreign exchange gain (loss)	(69)	-	(1)
Settlement of asset retirement obligations	(9)	-	-
Other	70	-	1
Change in weighted average number of diluted shares outstanding	-	-	-
Q2-2006 Cash flow from operations**	12,356	0.20	70

** Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital

          Net income increased 109% in Q2-2006 compared to Q2-2005 mainly as a result of the above cash flow from operations increases.

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OPERATING RESULTS

          Daily Volumes, Working Interest Before Royalties

		Three Months Ended June 30		Six Months Ended June 30
		2006	2005	2006	2005
Yemen - Oil production	Bopd	3,836	3,952	3,943	4,008
- Inventory change	Bopd	607	(283)	51	(92)
Yemen - Oil sales	Bopd	4,443	3,669	3,994	3,916
Canada - Oil and liquids	Bopd	344	166	304	181
- Gas sales	Mcfpd	4,408	3,243	4,335	3,494
Canada	Boepd	1,079	706	1,027	762
Total sales	Boepd	5,522	4,375	5,021	4,678

Consolidated Net Operating Results
			Consolidated
		Six Months Ended		Six Months Ended
		June 30, 2006		June 30, 2005
($000’s, except per Boe amounts)		$	$/Boe	$	$/Boe
Oil and gas sales		53,969	59.38	36,774	43.43
Royalties		20,061	22.07	11,452	13.52
Operating expenses		4,627	5.09	4,822	5.69
Net operating income*		29,281	32.22	20,500	24.22

			Consolidated
		Three Months Ended		Three Months Ended
		June 30, 2006		June 30, 2005
($000’s, except per Boe amounts)		$	$/Boe	$	$/Boe
Oil and gas sales		31,238	62.17	17,911	44.99
Royalties		12,638	25.15	6,133	15.41
Operating expenses		2,793	5.56	2,371	5.96
Net operating income*		15,807	31.46	9,407	23.62

* Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with the Ministry of Oil and Minerals (“MOM”) in the Republic of Yemen (Q2-2006 - $2,532,000, $5.04/Boe, Q2-2005 - $1,693,000, $4.25/Boe), (Q1 and Q2-2006 - $4,020,000, $4.42/Boe, Q1 and Q2-2005 - $3,067,000, $3.62/Boe) .

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          Segmented Net Operating Results
          In 2006 the Company operated in two geographic areas, segmented as the Republic of Yemen and Canada. Also, the Company has start-up operations in a third geographic segment, Arab Republic of Egypt. MD&A will follow under each of these segments.

          Republic of Yemen

	Six Months Ended		Six Months Ended
	June 30, 2006		June 30, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	46,114	63.78	31,609	44.60
Royalties	18,736	25.92	10,598	14.95
Operating expenses	3,174	4.39	3,952	5.58
Net operating income*	24,204	33.47	17,059	24.07

	Three Months Ended		Three Months Ended
	June 30, 2006		June 30, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	27,110	67.05	15,413	46.17
Royalties	11,989	29.65	5,757	17.24
Operating expenses	1,961	4.85	1,901	5.70
Net operating income*	13,160	32.55	7,755	23.23

* Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with MOM in the Republic of Yemen (Q2-2006 - $2,532,000, $6.26/Boe, Q2-2005 - $1,693,000, $5.07/Boe), (Q1 and Q2-2006 - $4,020,000, $5.56/Boe, Q1 and Q2-2005 - $3,067,000, $4.32/Boe) .

          Net operating income in Yemen increased 42% in the first six months of 2006 compared to the same period of 2005 primarily as a result of the following:

•	Oil sales increased 47% mainly as a result of the following:
	1.	Oil prices increased by 43%.
	2.	Sales volumes increased 2% primarily as a result of production increases at Block S-1 offset by decreases on Block 32 due to natural declines and CPF fluid handling and facility constraints.

Daily Volumes, Working Interest	Six Months Ended	Six Months Ended
Before Royalties	June 30, 2006	June 30, 2005
	Bopd	Bopd	Change
Block S-1 - production	2,704	1,937	40
- inventory change	51	(92)	-
Block S-1 - sales	2,755	1,845	49
Block 32 - sales	1,239	2,071	(40)
Total sales	3,994	3,916	2

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Daily Volumes, Working Interest	Three Months Ended	Three Months Ended
Before Royalties	June 30, 2006	June 30, 2005
	Bopd	Bopd	Change
Block S-1 - production	2,659	2,041	30
- inventory change	607	(283)	-
Block S-1 - sales	3,266	1,758	86
Block 32 - sales	1,177	1,911	(38)
Total sales	4,443	3,669	21

•
Royalty costs increased 77%. Royalties as a percentage of revenue (royalty rate) increased to 41% in the first six months of 2006 compared to 34% in the first six months of 2005. This was a result of an increase in Block S-1 royalty rate due to recovery of the Company’s historical exploration cost pools at the end of Q3-2005. Royalty rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 PSA’s allow for the recovery of operating and capital costs through a reduction in MOM take of oil production as discussed below:

	1.	Block 32:
		•	Operating costs are recovered in the quarter expended.
•

Capital costs are amortized over two years with 50% recovered in the quarter expended and the remaining 50% recovered in the first quarter of the following calendar year. As a result, the Company will receive a larger share of production in the first quarter of each year as 50% of the previous year’s historical costs are recovered.

		•	In Q1-2006, the Company’s royalty rate was 25% compared to 30% in Q1-2005.
		•	In Q2-2006, the Company’s royalty rate was 43% compared to 45% in Q2-2005.
		•	The Company’s royalty rate is expected to be between 41% to 45% for the balance of the year depending upon production volumes, oil prices, operating costs and eligible capital expenditures.
	2.	Block S-1:
		•	Operating costs are recovered in the quarter expended.
		•	New capital costs are amortized over eight quarters with one eighth (12.5%) recovered each quarter.
		•	Historical exploration costs, which consist of the costs expended before the Contractor declared commerciality of the Block, are recovered on a “last in, first out” basis.
•

In Q1-2005, the Company’s royalty rate was 30%. At the end of Q3-2005, the Company had recovered its historical exploration cost pools which resulted in an increase of the royalty rate to 42% in Q1-2006 and 45% in Q2-2006.

		•	For the balance of 2006, the Company’s royalty rate is expected to average between 38% and 46% depending upon production volumes, oil prices, operating costs and eligible capital expenditures.

•	Operating expenses on a Boe basis decreased 21% mainly as a result of the following:

1.

Block 32 operating expenses averaged $4.21 per barrel in the first six months of 2006 compared to $5.03 per barrel in the first six months of 2005 primarily due to decreased diesel costs. A diesel topping plant was constructed in 2005 to manufacture diesel from produced crude oil which will reduce diesel costs significantly on a go forward basis. The plant became operational in December 2005.

2.

Block S-1 operating costs averaged $4.47 per barrel in the first six months of 2006 compared to $5.90 per barrel in the first six months of 2005. This reduction is a reflection of increased production volumes and of commissioning of the pipeline in June 2005.

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TRANSGLOBE ENERGY CORPORATION

Canada

	Six Months Ended		Six Months Ended
	June 30, 2006		June 30, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	1,353	59.18	823	46.56
Gas sales ($ per Mcf)	4,881	6.22	3,788	5.99
NGL sales	1,580	48.98	527	35.25
Other sales	41	-	27	-
	7,855	42.25	5,165	37.42
Royalties	1,325	7.13	854	6.18
Operating expenses	1,453	7.82	870	6.30
Net operating income	5,077	27.30	3,441	24.94

	Three Months Ended		Three Months Ended
	June 30, 2006		June 30, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	801	64.35	401	48.53
Gas sales ($ per Mcf)	2,338	5.83	1,834	6.22
NGL sales	972	51.54	253	37.31
Other sales	17	-	10	-
	4,128	42.06	2,498	38.89
Royalties	649	6.62	376	5.85
Operating expenses	832	8.47	470	7.30
Net operating income	2,647	26.97	1,652	25.74

          Net operating income in Canada increased 48% in the six months ended June 30, 2006 compared to the same period of 2005 primarily as a result of the following:

•	Sales increased 52% mainly as a result of the following:
	1.	Sales volumes increased 35% as a direct result of successful drilling in 2005.
	2.	Commodity prices increased 13% on a Boe basis.
•	Royalty costs increased 15% on a Boe basis. Royalties as a percent of revenue were consistent at 17% in the six months ended June 30, 2006 compared to the same period of 2005.
•

Operating costs increased 24% on a Boe basis mainly as a result of three well workovers at Nevis and overall general increases to all services due to a very competitive oil and gas environment in Canada.

                                                   S E C O N D   I N T E R I M   R E P O R T

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COMMODITY CONTRACTS

          TransGlobe uses hedge arrangements as part of its risk management approach to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs.

          During the third quarter 2005 the Company entered into a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling). Pursuant to Canadian generally accepted accounting principles, the Company has fair valued these hedge transactions. As at June 30, 2006, the estimated fair value of the unrealized hedge transactions is a liability of $134,000, which results in an unrealized $217,000 loss being recorded to the income statement for the six months ended June 30, 2006.

          The Company will only incur realized gains or losses on these hedge transactions when the dated Brent monthly average oil price is below $50 per barrel and above $77.93 per barrel during the calendar year of 2006, or if the Company sells the contract.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Six Months Ended		Six Months Ended
	June 30, 2006		June 30, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	2,927	3.22	2,210	2.62
Capitalized G&A	(1,062)	(1.17)	(874)	(1.04)
Overhead recoveries	(158)	(0.17)	(78)	(0.09)
G&A (net)	1,707	1.88	1,258	1.49

	Three Months Ended		Three Months Ended
	June 30, 2006		June 30, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	1,581	3.15	1,084	2.73
Capitalized G&A	(536)	(1.07)	(504)	(1.27)
Overhead recoveries	(94)	(0.19)	(55)	(0.14)
G&A (net)	951	1.89	525	1.32

          General and administrative expenses increased 36% (26% increase on a sales Boe basis) in the first six months of 2006 compared to the same period of 2005 as a result of the following:

  Personnel and office overhead costs increased due to additional staff.
  Public company costs increased mainly due to the Company preparing for the new Sarbanes Oxley compliance requirements.
  Capitalized general and administrative expenses increased mainly as a result of expansion in the Egypt operations and overhead recoveries increased due to the increased capital activity in Canada.
  The strengthening of the Canadian dollar against the United States dollar increased net G&A costs by $0.10 per Boe through currency conversion.

13

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TRANSGLOBE ENERGY CORPORATION

STOCK-BASED COMPENSATION

          Effective January 1, 2004 the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-based Compensation and Other Stock-based Payments”. This Canadian accounting standard requires the Company to record a compensation expense over the vesting period based on the fair value of options granted to employees and directors. Non-cash stock-based compensation expense amounted to $588,000 in the first six months of 2006 compared to $450,000 in the same period of 2005.

          Based on stock option grants to date, it is expected that the effect on the balance of 2006 earnings will be approximately $605,000 with no effect on cash flow from operations.

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE (“DD&A”)

	Six Months Ended		Six Months Ended
	June 30, 2006		June 30, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	5,278	7.30	6,327	8.93
Canada	3,377	18.17	1,374	9.95
Arab Republic of Egypt	13	-	1	-
	8,668	9.54	7,702	9.10

	Three Months Ended		Three Months Ended
	June 30, 2006		June 30, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	2,976	7.36	3,082	9.23
Canada	1,853	18.88	685	10.66
Arab Republic of Egypt	9	-	1	-
	4,838	9.63	3,768	9.47

          In Yemen, DD&A on a Boe basis decreased 18% in the first six months of 2006 compared to the same period of 2005 primarily as a result of decreased finding and development costs in Yemen.

          In Yemen (Block 72) and Egypt (Nuqra Block 1) major development costs of $2,212,000 and $6,263,000 respectively, were excluded from costs subject to depletion and depreciation in Q2-2006.

          In Canada, DD&A on a Boe basis increased 83% in the first six months of 2006 compared to the same period of 2005 primarily as a result of increased finding and development costs in Canada.

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INCOME TAXES

	Six Months Ended	Six Months Ended
($000’s)	June 30, 2006	June 30, 2005
Future income tax	30	58
Current income tax	4,020	3,067
	4,050	3,125

          The future income expense was $30,000 in the first six months of 2006 (Q2-2005 - $58,000) which relates to a non-cash expense for taxes to be incurred in the future as Canadian tax pools reverse.

          Current income tax expense in the first six months of 2006 of $4,020,000 (2005 - $3,067,000) represents income taxes incurred and paid under the laws of Yemen pursuant to the PSA on Block 32 and Block S-1. The increase in current taxes is primarily the result of increased sales revenue in Yemen. The income tax expense in Yemen as a percent of revenue was 9% in the first six months of 2006 compared to 10% in the same period of 2005. In Canada, there were no income taxes paid in 2006 or 2005.

CAPITAL EXPENDITURES/DISPOSITIONS

          Capital Expenditures

Six Months Ended
							June 30,
	June 30, 2006						2005
		Geological	Drilling	Facilities
	Land and	and	and	and
($000’s)	Acquisition	Geophysical	Completions	Pipelines	Other	Total	Total
Republic of Yemen
Block S-1	-	16	3,548	1,908	108	5,580	4,483
Block 32	-	-	2,226	136	(6)	2,356	2,184
Block 72	-	418	251	-	64	733	7
	-	434	6,025	2,044	166	8,669	6,674
Canada	326	34	7,076	2,072	63	9,571	4,807
Arab Republic of Egypt	-	3,053	190	-	701	3,944	764
	326	3,521	13,291	4,116	930	22,184	12,245

          On Block S-1 in Yemen, the Company drilled four wells (An Nagyah #19, #20, #21 and #22) and continued working on CPF construction and expansion. On Block 32, the Company drilled three wells (Tasour #21 and Godah #1, #2) and started drilling Tasour #22. On Block 72, the Company continued to define drilling leads through seismic acquisition and processing.

          In Canada, the Company drilled 16 wells (11.7 net) mainly in the Nevis, Morningside and Thorsby areas. Also, the Company carried out completion and testing work on 13 wells, tied-in four wells and added compression equipment, mainly in the Nevis area.

          In Egypt, the Company completed the field seismic acquisition on Nuqra Block 1 on April 5, 2006. The processing of the seismic was completed in July. Interpretation and mapping of the new seismic is underway in order to define drilling locations for the 2006 drilling program.

15

OUTSTANDING SHARE DATA

Common shares issued and outstanding as at July 31, 2006 are 58,682,439.

LIQUIDITY AND CAPITAL RESOURCES

          Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities.

          The following table illustrates TransGlobe’s sources and uses of cash during the six month periods ended June 30, 2006 and 2005:

          Sources and Uses of Cash

	Six Months Ended June 30
($000’s)	2006	2005
Cash sourced
Cash flow from operations*	23,653	16,331
Issue of common shares	209	714
Other	-	-
	23,862	17,045
Cash used
Exploration and development expenditures	22,184	12,245
Other	30	31
	22,214	12,276
Net cash	1,648	4,769
Increase (decrease) in non-cash working capital	2,809	(2,527)
Increase in cash and cash equivalents	4,457	2,242
Cash and cash equivalents - beginning of period	12,221	4,988
Cash and cash equivalents - end of period	16,678	7,230

* Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital

          Funding for the Company’s capital expenditures in the second quarter of 2006 was provided by cash flow from operations and working capital.

          Working capital is the amount by which current assets exceed current liabilities. At June 30, 2006 the Company had working capital of $10,629,000, zero debt and an unutilized loan facility of $7,000,000. This loan facility has subsequently been increased to a $25,000,000 borrowing base. Accounts receivable decreased primarily due to: decreased revenue in Canada in June 2006 compared to December 2005 due to lower gas prices; offset in part by increased revenue in Yemen in June 2006 compared to December 2005 due to higher oil prices and higher sales volumes. There was no inventory at June 30, 2006 since all Block S-1 production had been sold. Accounts payable increased due to higher capital activity in Q2-2006 compared to Q4-2005 in Yemen and Canada.

          The Company expects to fund its approved 2006 exploration and development program of $54 million ($22 million incurred to June 30, 2006) through the use of working capital and cash flow. The use of credit facilities or equity financing during 2006 are expected to be utilized only to accelerate existing projects or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

                                                   S E C O N D   I N T E R I M   R E P O R T

16

COMMITMENTS AND CONTINGENCIES

          As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

	Six Months	Twelve Months
($000’s)	2006	2007	2008	2009	2010

Office and equipment leases	166	292	403	427	420

          In September 2005, the Company entered into a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling).

          Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1, Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $281,000.

          Pursuant to the Company’s farm-in agreement on the Nuqra Concession in Egypt, the Company is committed to spend $6 million before July 1, 2009 to earn its 50% working interest. As at June 30, 2006, the Company has met this commitment. As part of this commitment the Company issued a $2 million letter of credit on July 8, 2004 (reduced to $745,000 in March 2006) to a division of the Ministry of Oil (Ganoub El Wadi Holding Petroleum Company) which expires on February 14, 2007. This letter of credit is secured by a guarantee granted by Export Development Canada. Subsequent to the quarter end, the Company entered into the first three year extension period which requires the completion of a two well drilling program with a minimum expenditure of $4.0 million over a period of three years. As part of this extension, the Company issued a $4.0 million letter of credit (expiring March 4, 2010) to guarantee the Company’s performance under the extension period. This letter of credit is secured by a guarantee granted by Export Development Canada in the amount of $2.4 million representing the Company’s share of the $4 million.

          Pursuant to the PSA for Block 72, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4 million ($1.32 million to TransGlobe) during the first exploration period of 30 months (expiring January 12, 2008) for exploration work consisting of seimic acquisition (completed) and two exploration wells (planned for Q4-2006 to Q1-2007).

On behalf of the Board

Ross G. Clarkson
President & Chief Executive Officer

July 31, 2006

17

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TRANSGLOBE ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
AND RETAINED EARNINGS (DEFICIT)

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005

REVENUE
Oil and gas sales, net of royalties	$18,600	$11,778	$33,908	$25,322
Unrealized loss on commodity contracts (Note 6)	(30)	-	((217)	-
Other income	74	4	124	9
	18,644	11,782	33,815	25,331

EXPENSES
Operating	2,793	2,371	4,627	4,822
General and administrative	951	525	1,707	1,258
Stock-based compensation	314	99	588	450
Foreign exchange loss (gain)	70	1	72	(6)
Depletion, depreciation and accretion	4,838	3,768	8,668	7,702
	8,966	6,764	15,662	14,226

Income before income taxes	9,678	5,018	18,153	11,105

Income taxes - future	(100)	(149)	30	58
- current	2,532	1,693	4,020	3,067
	2,432	1,544	4,050	3,125

NET INCOME	7,246	3,474	14,103	7,980

Retained earnings (deficit), beginning of period	26,022	3,821	19,165	(685)
RETAINED EARNINGS, END OF PERIOD	$33,268	$7,295	$33,268	$7,295

Net income per share (Note 5)
- Basic	$0.12	$0.06	$0.24	$0.14
- Diluted	$0.12	$0.06	$0.23	$0.13

See accompanying notes to these interim consolidated financial statements.

                                                   S E C O N D   I N T E R I M   R E P O R T

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CONSOLIDATED BALANCE SHEETS

(Unaudited - Expressed in thousands of U.S. Dollars)

	June 30, 2006	December 31, 2005
ASSETS
Current
Cash and cash equivalents	$16,678	$12,221
Accounts receivable	7,107	7,414
Oil inventory	-	436
Prepaid expenses	615	463
Unrealized commodity contracts (Note 6)	-00	83
	24,400	20,617
Property and equipment
Republic of Yemen	34,744	30,898
Canada	38,295	30,261
Arab Republic of Egypt	6,443	2,512
	79,482	63,671
Future income tax asset	1,934	1,886
Deferred financing costs	-	112

	$105,816	$86,286

LIABILITIES
Current
Accounts payable and accrued liabilities	$13,637	$11,146
Unrealized commodity contracts (Note 6)	134	-
	13,771	11,146
Asset retirement obligations (Note 3)	1,947	1,503
	15,718	12,649
Subsequent event (Note 8)

SHAREHOLDERS’ EQUITY
Share capital (Note 4)	49,234	48,922
Contributed surplus	2,358	1,908
Cumulative translation adjustment	5,238	3,642
Retained earnings	33,268	19,165
	90,098	73,637

	$105,816	$86,286

See accompanying notes to these interim consolidated financial statements.

19

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TRANSGLOBE ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income	$7,246	$3,474	$14,103	$7,980
Adjustments for:
Depletion, depreciation and accretion	4,838	3,768	8,668	7,702
Stock-based compensation	314	99	588	450
Future income taxes	(100)	(149)	30	58
Amortization of deferred financing charges	37	71	112	141
Unrealized loss on commodity contracts (Note 6)	30	-	217	-
Settlement of asset retirement obligations	(9)	-	(65)	-0
Changes in non-cash working capital	2,481	(277)	1,999	1,795
	14,837	6,986	25,652	18,126
FINANCING
Issue of common shares for cash	65	502	209	714
Deferred financing costs	-	-	-	(2)
Changes in non-cash working capital	-	-	-	(24)
	65	502	209	688
INVESTING
Exploration and development expenditures:
Republic of Yemen	(5,650)	(4,184)	(8,669)	(6,674)
Canada	(5,171)	(3,895)	(9,571)	(4,807)
Arab Republic of Egypt	(877)	(526)	(3,944)	(764)
Changes in non-cash working capital	873	862	810	(4,298)
	(10,825)	(7,743)	(21,374)	(16,543)
Effect of foreign exchange on cash and cash equivalents	(57)	(21)	(30)	(29)

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	4,020	(276)	4,457	2,242
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	12,658	7,506	12,221	4,988

CASH AND CASH EQUIVALENTS, END OF PERIOD	$16,678	$7,230	$16,678	$7,230
Supplemental Disclosure of Cash Flow Information
Cash interest paid	$-	$-	$8	$-
Cash taxes paid - Republic of Yemen	$2,532	$1,693	$4,020	$3,067

See accompanying notes to these interim consolidated financial statements.

                                                   S E C O N D   I N T E R I M   R E P O R T

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NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(Unaudited - Expressed in U.S. Dollars)

1. Basis of presentation

          The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and subsidiaries (“TransGlobe” or the “Company”) for the three month and the six month periods ended June 30, 2006 and 2005 and are presented in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2005, except as outlined in Note 2. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2005. Interim results are not necessarily indicative of the results expected for the fiscal year. In these interim consolidated financial statements, unless otherwise indicated, all dollars are expressed in United States (U.S.) dollars. All references to US$ or to $ are U.S. dollars and references to C$ are to Canadian dollars.

2. Changes in accounting policies

          Non-monetary transactions
          Effective January 1, 2006, the Canadian Institute of Chartered Accountants (CICA) Section 3831 “Non-Monetary Transactions” was adopted by the Company which replaced Section 3830 of the same name. The standard, which harmonizes Canadian generally accepted accounting principles with the United States Financial Accounting Standards Board (FASB) Statement 153 Exchanges of Non-Monetary Assets, requires that all non-monetary transactions are measured based on fair value unless the transaction lacks commercial substance or is an exchange of product or property held for sale in the ordinary course of business. A transaction is determined to have commercial substance if it causes an identifiable and measurable change in the economic circumstances, or expected cash flows, of the entity. The guidance was effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006.

          Implicit variable interests
          Effective January 1, 2006, Emerging Issues Committee (EIC) Abstract 157 “Implicit Variable Interests” was adopted by the Company. The Abstract harmonizes Canadian generally accepted accounting principles with the United States FASB Staff Position (FSP) FIN 46(R)-5 Implicit Variable Interests. Implicit variable interests are implied financial interests in an entity and act the same as an explicit variable interest except they involve the absorbing and or receiving of variability indirectly from the entity rather than directly. The adoption of EIC Abstract 157 had no effect on the Company’s consolidated financial statements.

          Conditional asset retirement obligations
          Effective April 1, 2006, EIC Abstract 159 “Accounting for Conditional Asset Retirement Obligations” was adopted by the Company. The Abstract, which is harmonized with the equivalent United States FASB Interpretation (FIN) 47 Accounting for Conditional Asset Retirement Obligations, clarifies the accounting for conditional asset retirement obligations where the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. Although these uncertainties affect the fair value of the liability, they do not relieve an entity from the requirement to record a liability, if it can be reasonably determined. The adoption of EIC Abstract 159 had no effect on the Company’s consolidated financial statements.

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TRANSGLOBE ENERGY CORPORATION

3. Asset retirement obligations

          The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of oil and gas properties:

(000’s)
Asset retirement obligations, December 31, 2005	$1,503
Obligations incurred during period	380
Obligations settled during period	(65)
Accretion	59
Foreign exchange gain	70
Asset retirement obligations, June 30, 2006	$1,947

          At June 30, 2006, the estimated total undiscounted amount required to settle the asset retirement obligations was $2,750,000. These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to nine years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5% .

4. Share capital

          The Company is authorized to issue unlimited number of common shares with no par value.

Continuity of common shares (000’s)	Shares	Amount
Balance, December 31, 2005	58,473	$ 48,922
Stock options exercised	210	209
Transfer from contributed surplus related to stock options exercised		103
Balance, June 30, 2006	58,683	$ 49,234

	Number of	Weighted Average
Continuity of stock options (000’s)	Options	Exercise Price
Balance, December 31, 2005	3,361	$ 2.76
Granted	24	4.53
Exercised	(210)	0.92
Cancelled	(33)	6.10
Balance, June 30, 2006	3,142	$ 2.86

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          Stock-based compensation
          Compensation expense of $588,000 has been recorded in the consolidated statements of income and retained earnings (deficit) in the six months ended 2006 (2005 - $450,000). The fair values of all common stock options granted are estimated on the date of grant using the lattice-based binomial option pricing model in 2006, and the Black-Scholes option-pricing model prior to 2006. The weighted average fair value of options granted during 2006 and the assumptions used in their determination are noted below:

Weighted average fair market value per option (Cdn$)	2.23
Risk-free interest rate (percent)	4.3
Expected life (years)	5
Expected volatility (percent)	50
Expected dividend yield (percent)	0
Early exercise factor (percent)	25
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	(0%/10%/20%/30%/40%)

5. Per share amounts

          In calculating the net income per share basic and diluted, the following weighted average shares were used:

	Three Months Ended June 30		Six Months Ended June 30
(000’s)	2006	2005	2006	2005
Weighted average number of shares outstanding	58,671	57,741	58,599	57,497
Shares issuable pursuant to stock options	2,566	3,124	3,483	3,321
Shares to be purchased from proceeds of stock options
under treasury stock method	(673)	(781)	(1,469)	(742)
Weighted average number of diluted shares outstanding	60,564	60,084	60,613	60,076

          The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and six month periods ended June 30, 2006, we excluded 1,109,000 and 275,000 options respectively (2005 - 80,000; 40,000) because their exercise price was greater than the period average common share market price in this period.

6. Financial instruments

          The Company has entered into various financial derivative contracts and physical contracts to manage fluctuations in commodity prices in the normal course of operations.

          In September 2005, the Company entered into a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling).

23

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TRANSGLOBE ENERGY CORPORATION

          The estimated fair value of unrealized commodity contracts is reported on the consolidated balance sheet with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to or received from counterparties to settle the transactions outstanding as at June 30, 2006 with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

7. Segmented information

	Three Months Ended June 30		Six Months Ended June 30
(000’s)	2006	2005	2006	2005
Oil and gas sales, net of royalties
Republic of Yemen	$15,121	$9,656	$27,378	$21,011
Canada	3,479	2,122	6,530	4,311
	18,600	11,778	33,908	25,322

Operating expenses
Republic of Yemen	1,961	1,901	3,174	3,952
Canada	832	470	1,453	870
	2,793	2,371	4,627	4,822

Depletion, depreciation and accretion
Republic of Yemen	2,976	3,082	5,278	6,327
Canada	1,853	685	3,377	1,374
Arab Republic of Egypt	9	1	13	1
	4,838	3,768	8,668	7,702
Segmented income before the following:
Republic of Yemen	10,184	4,672	18,926	10,731
Canada	794	967	1,700	2,067
Arab Republic of Egypt	(9)	-	(13)	-
	10,969	5,639	20,613	12,798
Other income	74	4	124	9
	11,043	5,643	20,737	12,807

Unrealized loss on commodity contracts	30	-	217	-
General and administrative	951	525	1,707	1,258
Stock-based compensation	314	99	588	450
Foreign exchange loss (gain)	70	1	72	(6)
Income taxes	2,432	1,544	4,050	3,125
Net income	$7,246	$3,474	$14,103	$7,980

                                                   S E C O N D   I N T E R I M   R E P O R T

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8. Subsequent events

          Pursuant to the Nuqra Concession Agreement in the Arab Republic of Egypt, the Company and its partners have entered into the first three year extension period which requires the completion of a two well drilling program with a minimum expenditure of $4.0 million over a period of three years. As part of this extension, the Company made the mandatory relinquishment of 25% of the Block and issued a $4.0 million letter of credit (expiring March 4, 2010) to guarantee the Company’s performance under the extension period. This letter of credit is secured by a guarantee granted by Export Development Canada in the amount of $2.4 million representing the Company’s share of the $4 million.

          Also the Company has entered into an Amended and Restated Credit Agreement in the amount of $55 million, with the initial borrowing base established at $25 million, expiring July 18, 2009. The credit agreement bears interest at the Euro dollar rate plus three percent and is secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts and certain covenants, among other things.

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_________________________________________________
TRANSGLOBE ENERGY CORPORATION

CORPORATE INFORMATION

OFFICERS AND DIRECTORS	TRANSFER AGENT AND REGISTRAR

Robert A. Halpin[1,2,3]	Computershare Trust Company of Canada
Director, Chairman of the Board	Calgary, Toronto, Vancouver

Ross G. Clarkson	LEGAL COUNSEL
Director, President & CEO
Burnet, Duckworth & Palmer LLP
Lloyd W. Herrick	Calgary, Alberta
Director, Vice President & COO
BANKER
Erwin L. Noyes[2,3,4]
Director	Standard Bank Plc
London, England
Geoffrey C. Chase[1,2,4]
Director	AUDITOR

Fred J. Dyment[1,3,4]	Deloitte & Touche LLP
Director	Calgary, Alberta

David C. Ferguson	EVALUATION ENGINEERS
Vice President, Finance, CFO & Secretary
DeGolyer and MacNaughton Canada Limited
Edward Bell	Calgary, Alberta
Vice President, Exploration

EXECUTIVE OFFICES
[1] Audit Committee	TransGlobe Energy Corporation
[2] Reserves Committee	#2500, 605 - 5th Avenue, S.W.
[3] Compensation Committee	Calgary, Alberta, Canada, T2P 3H5
[4] Governance and Nominating Committee
Telephone: (403) 264-9888
STOCK EXCHANGE LISTINGS	Facsimile: (403) 264-9898
TSX: TGL	Website: www.trans-globe.com
AMEX: TGA	E-mail: trglobe@trans-globe.com

          The above includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

                                                   S E C O N D   I N T E R I M   R E P O R T

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